Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

September 8, 2020

VIA EDGAR

Re:	Acceleration Request for 10x Genomics, Inc.

Registration Statement on Form S-1 (File No. 333-248654)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, 10x Genomics, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:05PM, Eastern Time, on September 10, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5130 with any questions.

Very truly yours,

/s/ Kevin P. Kennedy

Kevin P. Kennedy

NEW YORK      BEIJING      HONGKONG      HOUSTON       LONDON      LOS ANGELES      SÃO PAULO      TOKYO      WASHINGTON, D.C .